SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                SCHEDULE 14D-1

                  Tender Offer Statement Pursuant to Section
                14(d)(1) of the Securities Exchange Act of 1934
                               (Amendment No. 7)

                      MCNEIL REAL ESTATE FUND XXVII, L.P.
                      (Name of Subject Company [Issuer])

                        HIGH RIVER LIMITED PARTNERSHIP
                                 CARL C. ICAHN
                                   (Bidders)

                           LIMITED PARTNERSHIP UNITS
                        (Title of Class of Securities)

                                      None
                     (CUSIP Number of Class of Securities)

                           Keith L. Schaitkin, Esq.
                 Gordon Altman Butowsky Weitzen Shalov & Wein
                       114 West 47th Street, 20th Floor
                           New York, New York 10036
                                (212) 626-0800

          (Name, Address and Telephone Number of Person Authorized to
            Receive Notices and Communications on Behalf of Bidder)

                           Calculation of Filing Fee
--------------------------------------------------------------------------------
Transaction Valuation*:$ 32,026,348  Amount of filing fee: $6,406
--------------------------------------------------------------------------------

      * For purposes of calculating the filing fee only. This amount assumes the purchase of 5,173,885 Units of the Partnership (consisting of all outstanding Units) at $ 6.19 in cash per Unit. The amount of the filing fee, calculated in accordance with Rule 0- 11(d) under the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate of the cash offered by the bidder.

      [x] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $ 6,406
Form or Registration No.: Schedule 14D-1

Filing Party: High River Limited Partnership, Riverdale LLC and Carl C. Icahn Dated Filed: September 20, 1996

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

                       AMENDMENT NO. 7 TO SCHEDULE 14D-1

     This Amendment No. 7 amends the Tender Offer Statement on Schedule 14D-1 filed with the Commission on September 20, 1996 (the "Schedule 14D-1") by High River Limited Partnership, a Delaware limited partnership (the "Purchaser"), Riverdale LLC, a New York limited liability company and Carl C. Icahn (collectively, the "Reporting Persons") relating to the tender offer by the Purchaser to Purchase any and all limited partnership units (the "Units"), other than Units owned by the Purchaser, of McNeil Real Estate Fund XXVII, L.P., a Delaware limited partnership upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 20, 1996 (the "Offer to Purchase"), and in the related Assignment of Partnership Interest, as each may be supplemented or amended from time to time (which together constitute the "Offer"), to include the information set forth below. Capitalized terms used herein and not otherwise defined shall have the meanings ascribed to them in the
Schedule 14D-1 and the Offer to Purchase.

Item 10. Additional Information.

     Item 10(f) is hereby supplemented and amended as follows:

     The information set forth in Exhibit 32 attached hereto is incorporated herein by reference.

Item 11. Materials to Be Filed as Exhibits.

     Item 11 is hereby supplemented and amended by adding the following:

(c)

Exhibit 32.  Press Release dated November 25, 1996.

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 25, 1996

                                HIGH RIVER LIMITED PARTNERSHIP

                                By:  Riverdale LLC, General Partner

                                and

                                RIVERDALE LLC

                                By: /s/ ROBERT J. MITCHELL
                                -----------------------------------------------
                                     Robert J. Mitchell
                                Title:  Manager, Vice President and
                                     Treasurer

                                /s/ THEODORE ALTMAN
                                -----------------------------------------------
                                    Carl C. Icahn
                                By: Theodore Altman as Attorney-in-fact


                     [Signature Page for Amendment No. 7 to
              McNeil Real Estate Fund XXVI, L.P. Schedule 14D-1 and
             Amendment No. 7 to McNeil Real Estate Fund XXVII, L.P.
                                 Schedule 14D-1]

                                  EXHIBIT INDEX

                                                                     Page Number
                                                                     -----------

Exhibit 32. Press Release dated November 25, 1996.